Star Gold Corp.

611 E. Sherman Avenue

Coeur d’Alene, ID  83814

208-664-5066

18 October 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

John Reynolds, Assistant Director

Division of Corporation Finance

George Schuler

Ref:

Star Gold Corp.

Comment Letter dated October 5, 2012

File No. 000-52711

Dear Sir:

The following is provided to address each of the individual comments submitted by Mr. Reynolds in the correspondence dated October 5, 2012.  The following response is intended to satisfy your request for response within ten business days of the comment letter.

Per telephone conversation with Mr. Schuler on October 18, 2012, Star Gold Corp. would request an extension of time to respond to October 29, 2012.  This is an additional ten (10) business days.  An adequate reply requires engagement of the geologist who performed the Company’s most recent technical report.  His travel schedule necessitates this request.

Thank you for your consideration.  We appreciate the opportunity to respond in a complete manner.

Best regards,

/s// Kelly J. Stopher

Kelly J. Stopher

Chief Financial Officer

Star Gold Corp.